Exhibit 99(ii)

[Script for August 29, 1996 Analyst Call]

                               MIDAMERICAN ENERGY

                             Conference Call Script
                                 August 29, 1996


Good morning, ladies and gentleman. I'm glad you could join us today. This is Stan Bright, president of MidAmerican Energy.

I want to take a few minutes this morning to update you on recent developments in our proposal to merge with IES Industries. Then, I'll be happy to answer any questions you may have.

Before I get started, I want to touch on some good news we've had over the past week. As many of you know, on August 26th, we filed our application with the Federal Energy Regulatory Commission (FERC) for approval of our proposed merger. We think this filing brings us neck and neck in the race to obtain regulatory approval.

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

And,  just  yesterday  ISS,  the  nation's   leading   independent   shareholder
organization recommended that IES shareholders vote against the Wisconsin deal. So, as you can see, it's been a pretty positive week around here

Now I just want to let you know that we realize you have received a good deal of information from both MidAmerican and IES about the upcoming vote. I appreciate that you've taken the time to wade through all of these materials and I hope you feel that you have the tools you need to make your decision.

There are just a few items I want to talk about today before I take your questions.

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

First of all, let me remind you of the superior financial terms of our proposal. Our proposal includes an annual dividend of $2.82 per IES share, which is 25% higher than the $2.25 per share you would receive in the Wisconsin deal.

As you know, our proposal offers IES shareholders a choice of stock or cash for their shares. I would like to clarify that no shareholder choosing stock will be required to accept cash. Each share of stock will exchanged for stock only. Shareholders receiving stock would receive 2.346 shares of MidAmerican common stock per share of IES common stock. Of course, if you choose stock, the exchange will be entirely tax-free. Shareholders receiving cash would receive $39 per share of IES common stock. If holders of more than 40% of the shares choose cash, we will provide a combination of cash and stock on a pro-rated basis.

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

Based on yesterday's closing price, the blended value of our proposal is $38.47 per share. That's $3.27 per share higher than the Wisconsin deal. The next issue I want to talk about is our revised synergies estimate. Since we made our proposal on August 4, we have identified additional synergies and cost savings which we believe would be generated in a combination of IES and MidAmerican. Based on publicly available information about IES, we have made a preliminary estimate that this combination would generate savings of approximately $650 million over 10 years.

About half of those savings would come from workforce reductions, while the rest would result from such items as the elimination of redundant non-labor expenses, the realization of purchasing economies of scale, the joint dispatch of generating capacity, and the avoidance of capital expenditures. I also want to point out that our two service territories overlap a great deal, while the Wisconsin deal requires additional transmission interconnects.

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

We believe the MidAmerican proposal could be completed within 12 months of executing a definitive merger agreement with IES. That means we could complete the merger as early as the Wisconsin deal -- if not earlier.

MidAmerican has a proven track record of rapidly integrating mergers so that shareholders and customers realize significant benefits quickly. Our two previous mergers were each completed in less than 12 months. The regulatory structure of MidAmerican's proposed merger with IES closely resembles those last two mergers, and we believe that this proposed merger would also be approved by regulators and shareholders within a similar time frame.

In contrast, the Wisconsin deal is a complex three-way, four-state transaction that requires approval from more regulatory bodies than the MidAmerican proposal. And, the three companies in the Wisconsin deal lack direct transmission interconnection. The Wisconsin deal was announced in November, 1995, more than nine months ago, and they have yet to receive approval from a single regulatory agency.

Meanwhile, as I mentioned earlier, only 21 days after announcing our merger proposal, we have already filed an application with FERC for approval of our proposed merger. We anticipate making the rest of our regulatory filings within one month of the signing of a definitive merger agreement with IES.

Many of you have received letters and phone calls from IES over the last few weeks. We believe that IES is trying to distract you from the central issues of our proposal. We believe the MidAmerican proposal is financially superior to the Wisconsin deal; it could be completed in the same timeframe as the Wisconsin deal; and it is a more natural fit. But IES doesn't want you to focus on that. We urge you not to let IES pull your attention away from the facts.

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

Finally, I'd like to thank you all for your support throughout the last few weeks. It is encouraging to receive so many positive comments from you, both publicly and privately. Just recently, for example, Value Line issued a supplementary report in which it called the MidAmerican proposal "better" for IES. And, of course, to reiterate, we were delighted that Institutional Shareholder Services recommended in its report yesterday that IES shareholders vote against the Wisconsin deal. ISS provides a valuable service to its institutional subscribers and its recommendations are an important factor in their voting decisions. Now I'd be happy to answer any questions that you have.

[Q&A session]

CLOSE: I'd like to thank everyone for joining us. If anyone has further questions, please call Sue Rozema at (515) 281-2250.

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